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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Scott’s Liquid Gold-Inc.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

810202 10 1

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(CUSIP Number)

RICHARD BARONE

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

August 12, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 810202 10 1

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

N/A

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

N/A

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 5%

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14

TYPE OF REPORTING PERSON*

IN (Other)

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Item 1.

Security and Issuer

This Statement relates to the shares of Common Stock (the "Shares") of Scott’s Liquid Gold-Inc.  The address of Issuer’s executive principal offices is 4880 Havana Street, Denver, Colorado 80239.

Item 2.

Identity and Background

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.

During the last five years Mr. Barone has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Barone has used available and uncommitted cash from personal earnings to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

In recent months, Mr. Barone has purchased shares and reserves the right to acquire or dispose of shares of the Company as he considers advisable in the future.

From time to time Mr. Barone may make suggestions and recommendations with regard to the Company’s future plans including, but not limited to, mergers, acquisitions, refinancing and restructuring

Item 5.

Interest in Securities of the Issuer

Set forth below are the number of Shares which may be deemed to be beneficially owned as of August 12, 2013 and the percentage of the Shares outstanding represented by such ownership (based on 11,213,586 shares outstanding as of August 8, 2013):

Name:

No. of Shares

Percent of Class

Richard Barone

N/A

Less than 5%

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date	Buy/Sell	Quantity	Price
08/12/2013	Sell	20,000.49
		20,000

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

August 22, 2013

/s/ Richard A. Barone

RICHARD A. BARONE